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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Nichols Road
(No. and Street)

PROCESSED

Kansas City (City) MO (State) 64112 (Zip Code)

MAR 14 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Ye 816-751-4222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Ste. 204 (Address) Westwood (City) KS (State) 66205 (Zip Code)

FEB 27 2007
156 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF KANSAS | SANDRA J. JACKSON | My Appt. Exp. 02-10-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY CLUB FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
Country Club Financial Services, Inc.

We have audited the accompanying statements of financial condition of

COUNTRY CLUB FINANCIAL SERVICES, INC.

as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 16, 2007

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash	$ 467,533	$ 472,165
Commissions Receivable	128,203	68,914
Income Taxes Receivable Currently From Parent	139,678	79,797
Equity Securities - Not Readily Marketable	3,300	3,300
Furniture, Fixtures and Equipment - net	14,275	22,957
TOTAL ASSETS	$ 752,989	$ 647,133
LIABILITIES		
Accounts Payable	$ 206,334	$ 267,442
Franchise Taxes Payable	4,125	4,830
TOTAL LIABILITIES	210,459	272,272
STOCKHOLDER'S EQUITY		
Paid In Capital		
Common stock, par value $.01, authorized 100,000 shares, 1,000 shares issued and outstanding	100	100
Additional paid in capital	498,900	114,900
Retained earnings	43,530	259,861
TOTAL STOCKHOLDER'S EQUITY	542,530	374,861
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 752,989	$ 647,133

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 2,004,175	$ 2,200,522
Service Fees	652,077	682,427
Other Revenues	14,328	6,445
Interest and Dividend Income	15,057	17,289
TOTAL REVENUES	2,685,637	2,906,683
EXPENSES		
Personnel Services	1,982,443	2,071,350
Management Services	489,181	433,987
Outside Electronic Data Processing	177,007	134,696
Pershing Ticket Charges	66,007	62,327
Occupancy and Equipment	76,196	73,313
Professional Fees	21,123	18,788
Dues and Subscriptions	5,952	12,500
Regulatory Fees	38,544	37,697
Depreciation	8,682	3,060
Advertising Costs	9,148	13,440
Stationery and Supplies	8,599	8,731
Other Operating Expenses	80,208	62,947
TOTAL EXPENSES	2,963,090	2,932,836
OPERATING LOSS	(277,453)	(26,153)
OTHER EXPENSE		
Nonrecurring Charge for Personnel Services	-	191,888
PRETAX LOSS	(277,453)	(218,041)
PROVISION FOR INCOME TAX BENEFIT	61,122	79,405
NET LOSS	$ (216,331)	$ (138,636)

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock, par value $.01	Additional Paid-In Capital	Retained Earnings	Totals
Balances at December 31, 2004	$ 100	$ 114,900	$ 398,497	$ 513,497
Net loss for the year ended December 31, 2005	-	-	(138,636)	(138,636)
Balances at December 31, 2005	100	114,900	259,861	374,861
Capital Contribution from Parent	-	384,000	-	384,000
Net loss for the year ended December 31, 2006	-	-	(216,331)	(216,331)
Balances at December 31, 2006	$ 100	$ 498,900	$ 43,530	$ 542,530

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (216,331)	$ (138,636)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,682	3,060
Changes in operating assets and liabilities:		
Commissions Receivable	(59,289)	11,605
Income Taxes Receivable	(59,881)	(64,976)
Prepaid Expenses	-	-
Accounts Payable	(61,108)	151,743
Taxes Payable	(705)	(122,379)
Total Adjustments	(172,301)	(20,947)
NET CASH USED IN OPERATING ACTIVITIES	(388,632)	(159,583)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Furniture, Fixtures and Equipment	-	(8,748)
NET CASH USED IN INVESTING ACTIVITIES	-	(8,748)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution from Parent	384,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	384,000	-
DECREASE IN CASH	(4,632)	(168,331)
CASH, BEGINNING OF YEAR	472,165	640,496
CASH, END OF YEAR	$ 467,533	$ 472,165

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, and annuity products. The Company employs 42 representatives at offices in 20 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 38 states and the District of Columbia, and is a member in good standing of the National Association of Securities Dealers ("NASD") and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. The Company is a wholly owned subsidiary of Country Club Bank NA ("Parent"), with whom it files a consolidated income tax return; the accounts of the Parent are not presented or otherwise included in these financial statements.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenue is recorded on a trade-date basis.

Concentrations.

In 2006, commission revenue from a mutual fund broker and an annuity product provider comprised 23% of total commission revenue.

Cash.

Cash consists of demand deposit checking accounts and deposits with clearinghouses. From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits.

Equity Securities - Not Readily Marketable.

Equity securities not readily marketable consist of 300 shares of Nasdaq Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of furniture, fixtures, and equipment for purposes of computing depreciation and amortization is 3 to 10 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes.

The provision for income tax benefit includes federal and state tax liabilities and benefits receivable. In 2006 and 2005, the Company paid $-0- and $106,093 for income taxes, respectively. Effective July 1, 2006, the Company's Parent elected S-corporation status for the consolidated group. Provisions for income tax benefit and income taxes receivable currently from parent relate to the period prior to July 1, 2006.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

At December 31, 2006 and 2005, furniture, fixtures and equipment consisted of the following:

	2006	2005
Furniture, Fixtures and Equipment	$ 47,731	$ 50,381
Less: Accumulated Depreciation	(33,456)	(27,424)
TOTAL FURNITURE, FIXTURES AND EQUIPMENT - net	$ 14,275	$ 22,957

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Net Capital	$ 355,854	$ 239,479
Aggregate Indebtedness	210,459	272,272
Minimum Net Capital Required	50,000	50,000
Excess Net Capital at 1500%	305,854	189,479
Excess Net Capital at 1000%	334,808	212,252
Net Capital Ratio	0.59 to 1	1.14 to 1

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2006 and 2005, the Company was in compliance with these requirements.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent provides office space and management services as needed at a cost to the Company of $448,904 for 2006 and $400,904 for 2005.

SUPPLEMENTARY INFORMATION

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total Stockholder's Equity	$ 542,530	$ 374,861
Deductions and/or charges:		
A. Non-allowable assets		
Equity securities not readily marketable	3,300	3,300
Commissions and other receivables	4,512	3,018
Income taxes receivable currently from Parent	138,342	79,797
Fixed assets and prepaid items	14,275	22,957
	160,429	109,072
Fidelity Bond Deductible Over $6,000	19,000	19,000
Net Capital Before Haircuts on Securities Positions	363,101	246,789
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Money Market Instruments	7,247	7,310
Net Capital	$ 355,854	$ 239,479
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable and Taxes Payable	$ 210,459	$ 272,272
Total Aggregate Indebtedness	$ 210,459	$ 272,272
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 50,000	$ 50,000
Excess Net Capital at 1500%	$ 305,854	$ 189,479
Excess Net Capital at 1000%	$ 334,808	$ 212,252
Ratio: Aggregate Indebtedness to Net Capital	0.59 to 1	1.14 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 358,644	$ 239,479
Income tax adjustment	(2,790)	-
Net Capital, as computed above	$ 355,854	$ 239,479

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2006 and 2005.

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2006 and 2005.

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 16, 2007

END